Exhibit 99.1

argenx to Present Data at Upcoming 61st American Society of Hematology (ASH) Annual Meeting

November 6, 2019

Breda, the Netherlands / Ghent, Belgium – argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced three presentations at the the upcoming 61st American Society of Hematology (ASH) Annual Meeting being held from December 7-10, 2019 in Orlando, FL. The presentations will include preclinical translational data highlighting the multiple modes of action of cusatuzumab to target leukemic stem cells, potential synergies of cusatuzumab in combination with a BCL-2 antagonist, and previously announced data from the Company’s completed Phase 2 trial of efgartigimod for primary immune thrombocytopenia (ITP).

Details for the oral presentations are as follows:

Title: Targeting CD70 with Cusatuzumab Eliminates Acute Myeloid Leukemia Stem Cells in Humans

Oral Session: 616. Acute Myeloid Leukemia: Novel Therapy, excluding Transplantation: Novel Targets and Combinations

Date and Time: Saturday, December 7, 3:15 p.m. ET

Location: Orange County Convention Center, Chapin Theater, W320

Presenter: Dr. Adrian Ochsenbein, M.D., University of Bern

Title: Phase 2 Study of Efgartigimod, a Novel FcRn Antagonist, in Adult Patients with Primary Immune Thrombocytopenia

Oral Session: 311. Disorders of Platelet Number or Function: Advances in ITP Therapy

Date and Time: Monday, December 9, 6:15 p.m. ET

Location: Orange County Convention Center, W307

Presenter: Dr. Adrian Newland, M.D., The Royal London Hospital

Details for the poster presentation are as follows:

Title: The Combination of the BCL-2 Antagonist Venetoclax with the CD70-Targeting Antibody Cusatuzumab Synergistically Eliminates Primary Human Leukemia Stem Cells

Session: 616. Acute Myeloid Leukemia: Novel Therapy, excluding Transplantation: Poster III

Date & Time: Monday, December 9, 2019, 6:00 p.m. - 8:00 p.m. ET

Location: Orange County Convention Center, Hall B

Presenter: Dr. Carsten Riether, Ph.D., University of Bern

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe auto-immune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’s ability to execute on this focus is enabled by its suite of differentiated technologies. The SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and its three complementary Fc engineering technologies are designed to expand the therapeutic index of its product candidates.

www.argenx.com

For further information, please contact:

Beth DelGiacco, Vice President, Investor Relations

+1 518 424 4980

bdelgiacco@argenx.com

Joke Comijn, Director Corporate Communications & Investor Relations (EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will,” or “should” and include statements argenx makes concerning the intended results of its strategy. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including argenx’s expectations regarding its the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx’s reliance on collaborations with third parties; estimating the commercial potential of argenx’s product candidates; argenx’s ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx’s limited operating history; and argenx’s ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.